United States securities and exchange commission logo





                            March 15, 2021

       Alicia Dietzen
       General Counsel
       KnowBe4, Inc.
       33 N. Garden Avenue
       Clearwater, FL 33755

                                                        Re: KnowBe4, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 3,
2021
                                                            CIK No. 0001664998

       Dear Ms. Dietzen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2021 letter.

       Draft Registration Statement on Form S-1

       Risk Factors
       We recognize revenue from subscriptions over the term of our customer contracts..., page 19

   1. You state that your subscription terms typically run from one to three years and are recorded at the
beginning of the subscription period, which typically happens on an annual basis. Please explain
further how a two or three year subscription is recorded at the beginning of the
subscription period on an annual basis.
 Alicia Dietzen
FirstName
KnowBe4, LastNameAlicia Dietzen
           Inc.
Comapany
March      NameKnowBe4, Inc.
       15, 2021
March2 15, 2021 Page 2
Page
FirstName LastName
Capitalization, page 50

2. Please explain your basis for including the proceeds from the exercise of options by certain selling stockholders in your pro forma Capitalization information. To the extent you have determined that the exercise of such options is probable, please clarify your disclosures, here and elsewhere throughout the filing, where you indicate that the shares outstanding after the offering excludes 355,495 shares of common stock issuable upon the exercise of stock options outstanding at December 31, 2020.
Selected Historical Financial Data, page 55

3. Please revise footnote (1) to explain how pro forma net loss per share is calculated.
         Further, remove the reference to Note 12 of the consolidated financial statements as it does not appear you intend to include such disclosure there. Also, revise your Summary
         Historical Consolidated Financial Data table to include a footnote explaining your pro forma per share calculations.
4. We note that upon effectiveness of the offering certain officers will receive incentive awards. Please tell us how you considered including an adjustment for such expense in your pro forma per share calculations. Also, it appears that you intend to grant restricted stock units to certain officers, a portion of which will vest based on performance-based conditions. Please tell us whether this offering will impact the vesting of such awards and if so, tell us your consideration to factor this into your pro forma per share calculations as well. Refer to Rule 11-01(a)(8) of Regulation S-X.
Results of Operations, page 67

5. Please revise to include a discussion of the material factors that contributed to the significant fluctuations in your effective tax rate each year and clarify whether you anticipate such items having a similar impact on your effective tax rate in the future.
         Refer to Item 303(a)(3) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-12

6. We note your response to prior comment 4. It is still unclear why you believe revenue generated from a license to downloadable content is not a product when the customer has the ability to take possession of the content for the duration of the contract. Please further explain or revise to separately disclose such product revenue and related cost of revenue on the face of your statement of operations. Refer to Rule 5-03(b) of Regulation S-X.
 Alicia Dietzen
FirstName
KnowBe4, LastNameAlicia Dietzen
           Inc.
Comapany
March      NameKnowBe4, Inc.
       15, 2021
March3 15, 2021 Page 3
Page
FirstName LastName
Note 13 - Income Taxes, page F-28

7. Please revise the first table to include the loss before income taxes amounts for the year ended December 31, 2020, as it appears you have included the net loss amounts.
Note 15 - Subsequent Events, page F-36

8. Please tell us and revise to disclose the number of shares and the per share value of the common stock issued in the acquisition of MediaPro Holdings LLC.
9. Please revise to include the various share-based awards you have awarded or intend to award the company's officers as disclosed on pages 109-111. Refer to ASC 855-10-50-2.
        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Tony Jeffries, Wilson Sonsini Goodrich & Rosati